May 4, 2018

Courtney Lindsay, Staff Attorney

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Fraud Protection Network, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed April 14, 2018
File No. 333-222586

Dear Ms. Lindsay,

Please find our responses to the Securities & Exchange Commission’s comment letter dated May 3, 2018, with respect to the Form S-1 registration statement of Fraud Protection Network, Inc. (the “Company”).

SEC Comment 1. Cover Page

1. Please consider providing a recent developments section for the quarter ended March 31, 2018 or confirm that there have been no developments in the quarter ended March 31, 2018 that would constitute material known trends that are not apparent from your discussion of financial results through December 31, 2017.

Company Response Comment 1.

The Company confirms that there have been no developments in the quarter ended March 31, 2018 that would constitute material known trends that are not apparent from its discussion of its financial results through December 31, 2017.

SEC Comment 2. Financial Statements

We note your response to comment three from our letter dated April 25, 2018. Please show earnings from equity investments as a separate line item in your statement of operations or tell us why your presentation is appropriate. We refer to Rule 5-03(b)(12) of Regulation S-X. Also, provide a separate footnote in your financial statements disclosing your equity investments and how you account for them.

Company Response Comment 2

The reason why the Company did not present earnings from equity investments as a separate line item is because its equity investment currently does not have any income or loss from operations, and its balance sheet consists solely of capitalized software development costs and members’ equity. As described in the Company’s April 30, 2018 response and revised financial statement disclosure, 32% of the fees received for the development of the platform for the joint venture have been eliminated due to the Company’s 32% ownership interest in the joint venture.

The Company plans to account for its 32% owned investment under the equity method of accounting once the joint venture has commenced operations.

Thank You
/s/ Edward Margolin

Edward Margolin

Chief Executive Officer